Exhibit 99.1

As used herein, “AMPSA” or the “Company” refer to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended March 31, 2022			Three months ended March 31, 2021
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,137	—	1,137	939	—	939
Cost of sales		(986)	(14)	(1,000)	(787)	(3)	(790)
Gross profit		151	(14)	137	152	(3)	149
Sales, general and administration expenses		(56)	(4)	(60)	(49)	(3)	(52)
Intangible amortization		(36)	—	(36)	(39)	—	(39)
Operating profit		59	(18)	41	64	(6)	58
Net finance income/(expense)	6	(28)	51	23	(92)	(57)	(149)
Profit/(loss) before tax		31	33	64	(28)	(63)	(91)
Income tax (charge)/credit		(9)	2	(7)	7	10	17
Profit/(loss) for the period		22	35	57	(21)	(53)	(74)

Profit/(loss) attributable to:
Equity holders				57			(74)
Non-controlling interests				—			—
Profit/(loss) for the period				57			(74)

Earnings/(loss) per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.09			$(0.15)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended March 31,
		2022	2021
	Note	$'m	$'m
Profit/(loss) for the period		57	(74)

Other comprehensive income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		1	14
		1	14
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		89	48
-Movement in deferred tax		(8)	(7)
		81	41
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	28	15
-Deferred tax movement on employee benefit obligations		(8)	(4)
		20	11

Total other comprehensive income for the period		102	66

Total comprehensive income/(expense) for the period		159	(8)

Attributable to:
Equity holders		159	(8)
Non-controlling interests		—	—
Total comprehensive income/(expense) for the period		159	(8)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At March 31,	At December 31,
		2022	2021
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,608	1,662
Property, plant and equipment	8	1,908	1,842
Derivative financial instruments		15	7
Deferred tax assets		62	71
Employee benefit assets		77	78
Other non-current assets		5	4
		3,675	3,664
Current assets
Inventories		484	407
Trade and other receivables		674	512
Contract assets		225	182
Derivative financial instruments		143	97
Cash and cash equivalents		225	463
		1,751	1,661
TOTAL ASSETS		5,426	5,325

Equity attributable to owners of the parent
Equity share capital	9	7	7
Share premium	9	5,992	5,992
Other reserves	15	(5,541)	(5,593)
Retained earnings		(43)	(120)
		415	286
Non-controlling interests		—	—
TOTAL EQUITY		415	286

Non-current liabilities
Borrowings	10	2,819	2,831
Employee benefit obligations		226	256
Derivative financial instruments		1	2
Deferred tax liabilities		207	207
Other liabilities and provisions	12	284	343
		3,537	3,639
Current liabilities
Borrowings	10	152	56
Interest payable		33	12
Derivative financial instruments		23	10
Trade and other payables		1,201	1,270
Income tax payable		47	40
Provisions	12	16	10
Deferred income		2	2
		1,474	1,400
TOTAL LIABILITIES		5,011	5,039
TOTAL EQUITY and LIABILITIES		5,426	5,325

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

		Equity					Non-
	Invested	share	Share	Other	Retained		controlling
	capital	capital	premium	reserves	earnings	Total	interests	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
		Note 9	Note 9	Note 15
At January 1, 2021	63	—	—	(15)	—	48	—	48
Loss for the period	(74)	—	—	—	—	(74)	—	(74)
Other comprehensive income	11	—	—	55	—	66	—	66
Hedging gains transferred to cost of inventory	—	—	—	(6)	—	(6)	—	(6)
Capital contribution	—	—	—	113	—	113	—	113
Increase in invested capital (Note 14)	176	—	—	—	—	176	—	176
At March 31, 2021	176	—	—	147	—	323	—	323

At January 1, 2022	—	7	5,992	(5,593)	(120)	286	—	286
Profit for the period	—	—	—	—	57	57	—	57
Other comprehensive income	—	—	—	82	20	102	—	102
Hedging gains transferred to cost of inventory	—	—	—	(30)	—	(30)	—	(30)
At March 31, 2022	—	7	5,992	(5,541)	(43)	415	—	415

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended March 31,
		2022	2021
	Note	$'m	$'m
Cash flows used in operating activities
Cash used in operations	13	(194)	(27)
Interest received/(paid)		7	(45)
Income tax paid		(7)	(21)
Cash flows used in operating activities		(194)	(93)

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(117)	(168)
Other investing activities		—	1
Net cash used in investing activities		(117)	(167)

Cash flows from financing activities
Proceeds from borrowings		100	—
Repayment of borrowings		(4)	(2)
Cash received from Ardagh		—	206
Redemption premium and issuance costs paid		—	(52)
Deferred debt issue costs paid		(2)	—
Lease payments		(13)	(11)
Net cash inflow from financing activities		81	141

Net decrease in cash and cash equivalents		(230)	(119)

Cash and cash equivalents at beginning of period		463	257
Foreign exchange losses on cash and cash equivalents		(8)	(8)
Cash and cash equivalents at end of period		225	130

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company”) was incorporated in the Grand Duchy of Luxembourg on January 21, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Ardagh Metal Packaging S.A. and its subsidiaries (together the “Group” or “AMP”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of the leading global, regional and national beverage producers. AMP operates 24 production facilities in Europe and the Americas and employs approximately 5,800 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions being imposed on the Russian government, certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Metal Packaging S.A. (the “Board”) on April 26, 2022.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three months ended March 31, 2022 and 2021, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2021 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Basis of preparation prior to the AMP Transfer

For the periods prior to the “AMP Transfer” (AMP Transfer references to a series of transactions pursuant to the Transfer Agreement in connection with the Business Combination effected by AGSA on April 1, 2021, as further explained in the Annual Report for the year ended December 31, 2021), the unaudited combined interim financial statements have been prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A. (“Ardagh” or

Ardagh Metal Packaging S.A.

“AGSA”), to represent the financial position and performance of the AMP Business (“the Business”) as if the Business had existed on a stand-alone basis for the three months ended March 31, 2021 for the unaudited consolidated interim income statement, statement of comprehensive income and statement of cash flows. However, those unaudited combined interim financial statements are not necessarily indicative of the results that would have occurred if the Business had been a stand-alone entity during the period presented.

Corporate center costs of $9 million for the three months ended March 31, 2021, which were allocated by Ardagh primarily based on Adjusted EBITDA, have been included in selling, general and administration (“SGA”) expenses with settlement of these costs recorded within invested capital. The allocations reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future. For information relating to corporate center costs in the three months ended March 31, 2022, from Ardagh to AMP and included within SGA expenses, see note 14.

Basis of preparation after the AMP Transfer

For the periods subsequent to the AMP Transfer, effective on April 1, 2021, unaudited consolidated financial statements have been prepared for the Group as a stand-alone business.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2022 have been assessed by the Directors. No new standards or amendments to existing standards effective January 1, 2022 have had or are expected to have a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by Management and presented to the CODM. The CODM has been identified as being the Executive Committee of Ardagh for the periods prior and the Board and Chief Financial Officer for the periods after the AMP Transfer, respectively.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance income or expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended March 31,
	2022	2021
	$'m	$'m
Profit/(loss) for the period	57	(74)
Income tax charge/(credit)	7	(17)
Net finance (income)/expense	(23)	149
Depreciation and amortization	86	84
Exceptional operating items	18	6
Adjusted EBITDA	145	148

Ardagh Metal Packaging S.A.

Segment results for the three months ended March 31, 2022 and 2021 are:

	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Europe	499	436	56	66
Americas	638	503	89	82
Group	1,137	939	145	148

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three months ended March 31, 2022 (2021: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	495	2	2	499
Americas	–	519	119	638
Group	495	521	121	1,137

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	433	1	2	436
Americas	–	398	105	503
Group	433	399	107	939

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended March 31,
	2022	2021
	$'m	$'m
Over time	914	724
Point in time	223	215
Group	1,137	939

Ardagh Metal Packaging S.A.

5.     Exceptional items

	Three months ended March 31,
	2022	2021
	$'m	$'m
Start-up related and other costs	14	3
Exceptional items – cost of sales	14	3
Transaction-related and other costs	4	3
Exceptional items – SGA expenses	4	3
Exceptional finance (income)/expense	(51)	57
Exceptional items – finance (income)/expense	(51)	57
Exceptional income tax credit	(2)	(10)
Total exceptional items, net of tax	(35)	53

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2022

Exceptional items of $35 million has been recognized in the three months ended March 31, 2022, primarily comprising:

●	$14 million start-up related and other costs in the Americas ($7 million) and Europe ($7 million), primarily relating to the Group’s investment programs.
●	$4 million transaction-related and other costs, primarily relates to professional advisory fees in relation to costs related to transformation initiatives.
●	$51 million net exceptional finance income relates to a gain on movements in the fair market values of $56 million on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency loss of $5 million thereon.
●	$2 million from tax credits relating to the above exceptional items.

2021

Exceptional items of $53 million have been recognized in the three months ended March 31, 2021 primarily comprising:

●	$3 million start-up related costs in the Americas ($2 million) and Europe ($1 million), relating to the Group’s investment programs.
●	$3 million transaction-related and other costs primarily comprised of professional advisory fees, and other costs related to transformation initiatives.
●	$57 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021.
●	$10 million from tax credits relating to the above exceptional items.

Ardagh Metal Packaging S.A.

6.     Net finance (income)/expense

	Three months ended March 31,
	2022	2021
	$'m	$'m
Senior Secured and Senior Notes	23	–
Interest on related party borrowings	–	43
Net pension interest costs	1	1
Foreign currency translation losses	1	44
Losses on derivative financial instruments	–	1
Other net finance expense	3	3
Net finance expense before exceptional items	28	92
Exceptional finance (income)/expense (note 5)	(51)	57
Net finance (income)/expense	(23)	149

#

7.     Earnings per share

In advance of the completion of the business combination with Gores Holdings V, 493,763,520 shares of the Company, with a par value €0.01 per share, were issued to AGSA. This number of shares issued is utilized for the calculation of basic earnings per share (“EPS”) for the three months ended March 31, 2021.

Basic earnings per share is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended March 31,
	2022	2021
	$'m	$'m
Profit/(loss) attributable to equity holders	57	(74)
Weighted average number of common shares for EPS (millions)	603.3	493.8
Earnings/(loss) per share	$0.09	$(0.15)

Diluted earnings per share is consistent with basic earnings per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of any transactions involving common shares for the three months ended March 31, 2022.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2022	1,662	1,842
Additions	1	135
Acquisition *	1	–
Disposals	–	(1)
Charge for the period	(36)	(50)
Foreign exchange	(20)	(18)
Net book value at March 31, 2022	1,608	1,908

* During the three months ended March 31, 2022, additional provisional fair value adjustments to customer relationships and goodwill, net of deferred tax, were made in relation to the net assets acquired as part of the business combination with Hart Print which was acquired in November 2021.

At March 31, 2022, the carrying amount of goodwill included within intangible assets was $998 million (December 31, 2021: $1,010 million).

At March 31, 2022, the carrying amount of the right-of-use assets included within property, plant and equipment was $177 million (December 31, 2021: $179 million).

The Group recognized a depreciation charge of $50 million in the three months ended March 31, 2022 (2021: $45 million), of which $12 million (2021: $9 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at March 31, 2022.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At December 31, 2021 and at March 31, 2022	603	7	5,992

There were no material share transactions in the three months ended March 31, 2022.

Ardagh Metal Packaging S.A.

10.     Financial assets and liabilities

At March 31, 2022 the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	500	–
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	555	–
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–	100	225
Lease obligations	Various	–	–	Amortizing	–	181	–
Other borrowings	Various	–	Rolling	Amortizing	–	18	–
Total borrowings						3,004	225
Deferred debt issue costs						(33)	–
Net borrowings						2,971	225
Cash and cash equivalents						(225)	225
Net debt / available liquidity						2,746	450

The fair value of the Group’s total borrowings, excluding lease obligations at March 31, 2022 is $2,561 million (December 31, 2021: $2,701 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also include cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2021 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	510	–
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	566	–
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–	–	325
Lease obligations	Various	–	–	Amortizing	–	182	–
Other borrowings	Various	–	Rolling	Amortizing	–	19	–
Total borrowings						2,927	325
Deferred debt issue costs						(40)	–
Net borrowings						2,887	325
Cash and cash equivalents						(463)	463
Net debt / available liquidity						2,424	788

The maturity profile of the Group’s net borrowings is as follows:

	At March 31,	At December 31,
	2022	2021
	$'m	$'m
Within one year or on demand	152	56
Between one and three years	55	55
Between three and five years	59	59
Greater than five years	2,738	2,757
Total borrowings	3,004	2,927
Deferred debt issue costs	(33)	(40)
Net borrowings	2,971	2,887

Earnout Shares and Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Public and Private Warrants.

Financing activity

2022

Lease obligations at March 31, 2022 of $181 million (December 31, 2021: $182 million), primarily reflects $13 million of principal repayments, partly offset by $12 million of new lease liabilities and foreign currency movements in the three months ended March 31, 2022.

At March 31, the Group had $225 million available under the Global Asset Based Loan facility.

Ardagh Metal Packaging S.A.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(iv)	Earnout Shares, Private and Public Warrants - the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Derivative financial instruments – foreign currency swaps

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. A cash gain of $10 million on hedging was recognized in the three months ended March 31, 2022 (2021: $nil) and has been reflected within interest received/paid in the unaudited consolidated interim statement of cash flows.

11.   Employee benefit obligations

Employee benefit obligations at March 31, 2022 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A re-measurement gain of $28 million (2021: gain of $15 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three months ended March 31, 2022.

The re-measurement gain recognized for the three months ended March 31, 2022 consisted of a decrease in the obligations of $64 million (2021: decrease of $50 million), partly offset by a decrease in asset valuations of $36 million (2021: decrease of $35 million).

12.   Other liabilities and provisions

	At March 31,	At December 31,
	2022	2021
	$'m	$'m
Other liabilities
Non-current	269	325
Provisions
Current	16	10
Non-current	15	18
	300	353

Other liabilities

Resulting from the AMP Transfer, effective on April 1, 2021, AGSA has a contingent right to receive up to 60.73 million Earnout Shares. The Earnout Shares are issuable by AMP to AGSA subject to attainment of certain stock price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period from the 180th day following the closing of the Merger on August 4, 2021. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMP issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as

Ardagh Metal Packaging S.A.

a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key assumptions for: volatility (36%) (December 31, 2021: volatility 34%); a dividend yield implicit from the traded closing price of the AMP warrants; risk-free rate; and traded closing AMP share price. The estimated valuation of the liability as of March 31, 2022, and December 31, 2021, were $242 million and $292 million, respectively. Any changes in the valuation have been reflected in net exceptional finance income. Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as of March 31, 2022, of approximately $33 million. Alternatively, an increase in the market-implied dividend yield of 1% would result in a decrease in the liability as of March 31, 2022, of approximately $14 million.

On August 4, 2021, all warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMP warrants exercisable for the purchase of shares in AMP at an exercise price of $11.50 over a five-year period after the closing of the Merger on August 4, 2021. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For the warrants issued to the former sponsors of Gores Holdings V (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using key assumptions for volatility (36%) (December 31, 2021: volatility 34%); a dividend yield implicit from the traded closing price of the AMP warrants; and risk-free rate. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuation of the liability as of March 31, 2022, and December 31, 2021, were $27 million and $33 million, respectively. Any changes in the valuation have been reflected in net exceptional finance income. Any increase or decrease in volatility of 5% would result in an increase or decrease in the fair value of the Private Warrants as of March 31, 2022, of approximately $1 million. Alternatively, an increase in the market-implied dividend yield of 1% would not result in a significant change in the fair value of the Private Warrants as of March 31, 2022.

13.   Cash used in operating activities

	Three months ended March 31,
	2022	2021
	$'m	$'m
Profit/(loss) for the period	57	(74)
Income tax charge/(credit)	7	(17)
Net finance (income)/expense	(23)	149
Depreciation and amortization	86	84
Exceptional operating items	18	6
Movement in working capital	(325)	(169)
Transaction-related, start-up and other exceptional costs paid	(14)	(6)
Cash used in operations	(194)	(27)

14.   Related party transactions

i.	Pension scheme – the pension schemes are related parties. For details for all transactions during the year, see note 11.
ii.	Services Agreement between AMP and AGSA. A net charge of $10 million has been included in SGA expenses for the three months ended March 31, 2022.
iii.	Earnout Shares – see note 12.
iv.	Derivative financial instruments – during the three months ended March 31, 2022, no new derivatives were transacted by AGSA on behalf of AMP.
v.	Movement in working capital in the three months ended March 31, 2022, includes transaction and other costs reimbursed from AGSA of $13 million – see note 13.

Ardagh Metal Packaging S.A.

vi.	Other related party transactions – the table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021:

Three months ended March 31,
2021
$'m
Net cash received from Ardagh	206
Tax offset in invested capital	(34)
Other changes in intercompany balances	4
176

b

There were no other related party transactions in the three months ended March 31, 2022.

15. Other reserves

	Foreign currency translation reserve	Cash flow hedge reserve	Other reserves	Total other reserves
	$'m	$'m	$'m	$'m
At January 1, 2021	(32)	17	—	(15)
Total other comprehensive income for the period	14	41	—	55
Hedging gains transferred to cost of inventory	—	(6)	—	(6)
Capital contribution	—	—	113	113
At March 31, 2021	(18)	52	113	147

At January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period	1	81	—	82
Hedging gains transferred to cost of inventory	—	(30)	—	(30)
At March 31, 2022	(27)	133	(5,647)	(5,541)

16.   Contingencies

Environmental issues

AMP is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing, sale and servicing of machinery and equipment for the metal packaging industry.

Ardagh Metal Packaging S.A.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

18.   Events after the reporting period

There are no events after the reporting period that require disclosure.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2022 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends and end-consumer demand for our products and production capacity of our manufacturing facilities; (ii) prices of raw materials and energy used in our business, primarily aluminum, steel, and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real; and (vi) ability to recruit and retain staff to support the Group’s growth investment program.

AMP

AMP generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

AMP’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as, raw materials (including the cost of aluminum), packaging materials, utility costs, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. AMP’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended March 31, 2022 compared with three months ended March 31, 2021:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2022	2021
Revenue	1,137	939
Cost of sales	(1,000)	(790)
Gross profit	137	149
Sales, general and administration expenses	(60)	(52)
Intangible amortization	(36)	(39)
Operating profit	41	58
Net finance income/(expense)	23	(149)
Profit/(loss) before tax	64	(91)
Income tax (charge)/credit	(7)	17
Profit/(loss) for the period	57	(74)

Revenue

Revenue in the three months ended March 31, 2022 increased by $198 million, or 21%, to $1,137 million, compared with $939 million in the three months ended March 31, 2021. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, the pass through to customers of higher input costs, partly offset by unfavorable foreign currency translation effects of $30 million.

Cost of sales

Cost of sales in the three months ended March 31, 2022 increased by $210 million, or 27%, to $1,000 million, compared with $790 million in the three months ended March 31, 2021. The increase in cost of sales is principally due to increased sales as noted above, higher input costs and higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended March 31, 2022 decreased by $12 million, or 8%, to $137 million, compared with $149 million in the three months ended March 31, 2021. Gross profit percentage in the three months ended March 31, 2022 decreased by 390 basis points to 12.0%, compared with 15.9% in the three months ended March 31, 2021. Excluding exceptional cost of sales, gross profit percentage in the three months ended March 31, 2022 decreased by 290 basis points to 13.3% compared with 16.2% in the three months ended March 31, 2021, primarily due to the impact of an elevated revenue line from the passthrough to customers of higher input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended March 31, 2022 increased by $8 million to $60 million, compared with $52 million in the three months ended March 31, 2021. The increase in sales, general and administration expenses was primarily due to higher personnel and other costs to support growth investments. Excluding exceptional items, sales, general and administration expenses increased by $7 million. Exceptional sales, general and administration expenses increased by $1 million, due to higher transaction-related costs and other costs.

Ardagh Metal Packaging S.A.

Intangible amortization

Intangible amortization of $36 million in the three months ended March 31, 2022 decreased by $3 million, or 8%, compared with $39 million in the three months ended March 31, 2021, primarily due to foreign exchange effects.

Operating profit

Operating profit of $41 million in the three months ended March 31, 2022 decreased by $17 million, or 29%, compared with the three months ended March 31, 2021, primarily due to increased exceptional cost of sales, as outlined above.

Net finance income/expense

Net finance income for the three months ended March 31, 2022 increased by $172 million to $23 million compared with $149 million net finance expense for the three months ended March 31, 2021. Net finance income/expense for the three months ended March 31, 2022 and 2021 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2022	2021
Interest expense	23	–
Interest on related party borrowings	–	43
Net pension interest costs	1	1
Foreign currency translation losses	1	44
Losses on derivative financial instruments	–	1
Other net finance expense	3	3
Net finance expense before exceptional items	28	92
Exceptional finance (income)/expense	(51)	57
Net finance (income)/expense	(23)	149

Interest expense increased by $23 million in the three months ended March 31, 2022 compared with $nil in the three months ended March 31, 2021. The increase primarily relates to interest expense on the Senior Secured Notes and Senior Notes as a result of the AMP Notes issuance.

Interest on related party borrowings decreased by $43 million to $nil in the three months ended March 31, 2022 compared with $43 million in the three months ended March 31, 2021. The decrease relates to the settlement of the related party borrowings with Ardagh on April 1, 2021.

Foreign currency translation losses in the three months ended March 31, 2022 decreased by $43 million, to $1 million, compared with $44 million of a loss in the three months ended March 31, 2021, driven largely by the settlement of U.S. dollar and British pound denominated related party borrowings, in euro functional entities, with Ardagh on April 1, 2021.

Losses on derivative financial instruments were $nil in the three months ended March 31, 2022 compared with a loss of $1 million in the three months ended March 31, 2021, relating to the Group’s derivatives.

Exceptional finance income for the three months ended March 31, 2022 of $51 million includes a net $45 million gain and a net $6 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Warrants, respectively. Exceptional finance expense for the three months ended March 31, 2021 of $57 million includes a charge of $52 million from AGSA for redemption premium and issuance costs on related party borrowings in conjunction

Ardagh Metal Packaging S.A.

with the AMP Transfer and $5 million interest payable on the AMP Note Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021.

Income tax charge/credit

Income tax charge in the three months ended March 31, 2022 was $7 million, an increase of $24 million from an income tax credit of $17 million in the three months ended March 31, 2021. The increase of $24 million in the income tax charge is primarily due to an increase in profit before exceptional items in the three months ended March 31, 2022, and a decrease in exceptional tax credits of $8 million in the three months ended March 31, 2022.

The effective income tax rate (“ETR”) on profit before exceptional items for the three months ended March 31, 2022 was 29%, compared with a rate of 25% for the three months ended March 31, 2021. The increase in ETR primarily relates to changes in profitability mix, in addition to the movement in net finance expense.

Profit/loss for the period

As a result of the items described above, the Group recognized a profit of $57 million for the three months ended March 31, 2022, compared with a loss of $74 million in the three months ended March 31, 2021.

Ardagh Metal Packaging S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance (income)/expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see note 4 – Segment analysis of the unaudited consolidated interim financial statements.

Adjusted EBITDA in the three months ended March 31, 2022 decreased by $3 million, or 2%, to $145 million, compared with $148 million in the three months ended March 31, 2021, mainly driven by unfavorable foreign currency movements. Excluding the foreign currency translation effect of $4 million Adjusted EBITDA increased by $1 million due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by increased input costs.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, finance expenses and income tax charges:

	Three months ended March 31,
	2022	2021
	$'m	$'m
Start-up related and other costs	14	3
Exceptional items – cost of sales	14	3
Transaction-related and other costs	4	3
Exceptional items – SGA expenses	4	3
Exceptional finance (income)/expense	(51)	57
Exceptional items – finance (income)/expense	(51)	57
Exceptional income tax credit	(2)	(10)
Total exceptional items, net of tax	(35)	53

Exceptional items of $35 million has been recognized in the three months ended March 31, 2022, primarily comprising:

●	$14 million start-up related and other costs in the Americas ($7 million) and Europe ($7 million), primarily relating to the Group’s investment programs.
●	$4 million transaction-related and other costs, primarily relates to professional advisory fees in relation to costs related to transformation initiatives.
●	$51 million net exceptional finance income relates to a gain on movements in the fair market values of $56 million on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency loss of $5 million thereon.
●	$2 million from tax credits relating to the above exceptional items.

Ardagh Metal Packaging S.A.

Exceptional items of $53 million have been recognized in the three months ended March 31, 2021 primarily comprising:

●	$3 million start-up related costs in the Americas ($2 million) and Europe ($1 million), relating to the Group’s investment programs.
●	$3 million transaction-related and other costs primarily comprised of professional advisory fees, and other costs related to transformation initiatives.
●	$57 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021.
●	$10 million from tax credits relating to the above exceptional items.

Segment Information

Three months ended March 31, 2022 compared with three months ended March, 2021

Segment results for the three months ended March 31, 2022 and 2021 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
Europe	499	436	56	66
Americas	638	503	89	82
Group	1,137	939	145	148

Revenue

Europe. Revenue increased by $63 million, or 14%, to $499 million in the three months ended March 31, 2022, compared with $436 million in the three months ended March 31, 2021. Excluding unfavorable foreign currency translation effects of $30 million, revenue increased by $93 million, mainly due to favorable volume/mix effects and the pass through of higher input costs.

Americas. Revenue increased by $135 million, or 27%, to $638 million in the three months ended March 31, 2022, compared with $503 million in the three months ended March 31, 2021. The increase in revenue principally reflected the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $10 million, or 15%, to $56 million in the three months ended March 31, 2022, compared with $66 million in the three months ended March 31, 2021. Excluding unfavorable foreign currency translation effects of $4 million, Adjusted EBITDA decreased by $6 million, principally reflecting input cost inflation, partly offset by favorable volume/mix effects.

Americas. Adjusted EBITDA increased by $7 million, or 9%, to $89 million in the three months ended March 31, 2022, compared with $82 million in the three months ended March 31, 2021. The increase was primarily driven by strong recovery of input cost inflation and strong cost management.

Ardagh Metal Packaging S.A.

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements as at March 31, 2022:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	500	–
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	555	–
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–	100	225
Lease obligations	Various	–	–	Amortizing	–	181	–
Other borrowings	Various	–	Rolling	Amortizing	–	18	–
Total borrowings						3,004	225
Deferred debt issue costs						(33)	–
Net borrowings						2,971	225
Cash and cash equivalents						(225)	225
Net debt / available liquidity						2,746	450

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending March 31, 2023.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	March 31, 2023
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	100
Lease obligations	Various	–	–	Amortizing	42
Other borrowings	Various	–	Rolling	Amortizing	10
Minimum net repayment					152

The Group generates substantial cash flow from its operations and had $225 million in cash and cash equivalents as of March 31, 2022.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments, which we may choose to pursue, from our current cash balances, credit facilities, cash flow from operating activities, and where necessary, incremental debt.

Ardagh Metal Packaging S.A.

Cash flows

The following table sets forth a summary of our cash flow for the three months ended March 31, 2022 and 2021:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2022	2021
Operating profit	41	58
Depreciation and amortization	86	84
Exceptional operating items	18	6
Movement in working capital (1)	(325)	(169)
Transaction-related, start-up and other exceptional costs paid	(14)	(6)
Cash used in operations	(194)	(27)
Interest received/(paid)	7	(45)
Income tax paid	(7)	(21)
Cash flows used in operating activities	(194)	(93)

Capital expenditure (2)	(117)	(168)
Other investing activities	–	1
Net cash used in investing activities	(117)	(167)

Proceeds from borrowings	100	–
Repayment of borrowings	(4)	(2)
Cash received from Ardagh	–	206
Redemption premium and issuance costs paid	–	(52)
Deferred debt issue costs paid	(2)	–
Lease payments	(13)	(11)
Net cash inflow from financing activities	81	141

Net decrease in cash and cash equivalents	(230)	(119)

Cash and cash equivalents at beginning of period	463	257
Foreign exchange losses on cash and cash equivalents	(8)	(8)
Cash and cash equivalents at end of period	225	130

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the three months ended March 31, 2022 includes $96 million related to the Group’s growth investment program.

Cash flows used in operating activities

Cash flows used in operating activities increased by $101 million from $93 million in the three months ended March 31, 2021, to $194 million in the three months ended March 31, 2022. The increase was mainly due to a decrease in operating profit of $17 million, an increase in depreciation and amortization of $2 million, an increase in exceptional operating items of $12 million, an increase in working capital outflows of $156 million, an increase in transaction-related, start-up and other exceptional costs paid of $8 million, lower interest payments of $52 million and lower tax payments of $14 million.

Ardagh Metal Packaging S.A.

Cash flows used in investing activities

Cash flows used in investing activities decreased by $50 million to $117 million in the three months ended March 31, 2022, compared with $167 million in the same period in 2021 mainly driven by the timing of projects in relation to the Group’s growth investment program.

Net cash inflow from financing activities

Net cash from financing activities represents an inflow of $81 million in the three months ended March 31, 2022 compared with a $141 million inflow in the same period in 2021.

Proceeds from borrowings of $100 million reflects the draw down of the Group’s Global Asset Based Loan Facility during the three months ended March 31, 2022.

Lease payments of $13 million in the three months ended March 31, 2022, increased by $2 million compared to $11 million in the three months ended March 31, 2021, reflecting increased principal repayments on the Group’s lease obligations.

Working capital

For the three months ended March 31, 2022, the working capital outflow during the period increased by $156 million to $325 million, from an outflow of $169 million for the three months ended March 31, 2021. The increase is mainly due to increases in trade and other receivables and inventory, compared with the same period in 2021, partly offset by increased trade payables.

Transaction-related, start-up and other exceptional costs paid

Transaction-related, start-up and other exceptional costs paid in the three months ended March 31, 2022 increased by $8 million to $14 million, compared with $6 million in the three months ended March 31, 2021. In the three months ended March 31, 2022, amounts paid of $14 million principally comprised of start-up and other costs.

Income tax paid

Income tax paid during the three months ended March 31, 2022 was $7 million, which represents a decrease of $14 million, compared with $21 million in the three months period ended March 31, 2021. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	(in $ millions)
	Three months ended March 31,
	2022	2021
Europe	43	42
Americas	74	126
Net capital expenditure	117	168

Capital expenditure for the three months ended March 31, 2022 decreased by $51 million to $117 million, compared with $168 million for the three months ended March 31, 2021. The decrease was primarily attributable to the timing of project cash flows. Capital expenditure for the three months ended March 31, 2022 includes $96 million related to the growth investment program.

Ardagh Metal Packaging S.A.

In Europe, capital expenditure in the three months ended March 31, 2022 was $43 million compared with $42 million in the same period in 2021 with the increase primarily attributable to the Group’s growth investment program. In Americas capital expenditure in the three months ended March 31, 2022 was $74 million, compared with $126 million in the same period in 2021 with the decrease primarily attributable to the timing of project cash flows in relation to the Group’s growth investment program.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various highly reputable financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $405 million were sold under these programs at March 31, 2022 (December 31, 2021: $456 million).

Trade Payables Processing

Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This report includes statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Metal Packaging S.A.